Statement of Financial Condition

Nearwater Capital Markets, Ltd.
December 31, 2023
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
26-00217

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nearwater Capital Markets, Ltd.

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☒ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Fleming Court, Fleming's Place 3rd Floor
(No. and Street)

Dublin 4, Dublin
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Pascuzzi	(212) 774-9023	robert.pascuzzi@nwcmltd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Pascuzzi _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NEARWATER CAPITAL MARKETS, LIMITED _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> ABIGAIL PAHOLSKI
> Notary Public - State of New York
> NO. 01PA0014963
> Qualified in New York County
> My Commission Expires Oct 26, 2027

Signature: _____

Title: _____
Chief Financial Officer

Notary Public Abigail Paholski

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Nearwater Capital Markets, Ltd.
Statement of Financial Condition

December 31, 2023

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Shareholder and Board of Directors
Nearwater Capital Markets, Ltd.:

Opinion

We have audited the statement of financial condition of Nearwater Capital Markets, Ltd. (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement).

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statement is available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
February 27, 2024

<p align="center">Nearwater Capital Markets, Ltd.
Statement of Financial Condition
December 31, 2023</p>

Assets

Cash	$	4,542,620
Financial instruments owned, at fair value		48,919,234
Receivables from broker, dealers and clearing organizations		91,471
Other assets		12,756
	$	53,566,081

Equity

Total equity	$	53,566,081
	$	53,566,081

See accompanying notes.

Nearwater Capital Markets, Ltd.
Notes to the Statement of Financial Condition

1. Organization

Nearwater Capital Markets, Ltd. (the "Company"), is a limited company incorporated under the laws of Ireland on April 21, 2021. The Company is a subsidiary of Nearwater Capital Manager, Ltd. (the "Manager"), which is an affiliate of Nearwater Capital, LP ("Nearwater"), a leading global financial services firm focusing on capital markets and financing activities with principal activities in the United States, Europe, the United Kingdom, and Australia. For purposes of this report, an "affiliate" is defined as Nearwater Capital, LP or a direct or indirect subsidiary of Nearwater Capital, LP.

The Company and all its assets and liabilities are consolidated by the Manager pursuant to Accounting Standards Codification Topic 810, Consolidation. As the sole owner, the Manager directs all day-to-day activities of the Company and maintains sole voting rights.

As of July 12, 2022, Nearwater Capital Markets, Ltd. is conditionally registered with the U.S. Securities and Exchange Commission (the "SEC") as a security-based swap dealer.

Nature of business

The Company intends to act as a dealer in security-based swaps, make markets in security-based swaps, and regularly enter into security-based swaps with counterparties as an ordinary course of business for its own account. The business activities of the Company will consist of dealing in security-based swaps and hedging activities, the Company aims to earn a net financing spread. The Company's counterparties will mainly consist of global banks which are also registered as security-based swap dealers with the SEC.

2. Significant accounting policies

Basis of presentation

These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

Cash represents funds deposited with financial institutions which may, at times, exceed federal insurance limits.

2. Significant accounting policies (continued)

Financial instruments owned, at fair value

Financial instruments owned, at fair value, are stated at fair value and recorded on a trade date basis.

U.S. GAAP defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of December 31, 2023, financial instruments owned, at fair value, include U.S. Treasury securities which are measured based on unadjusted quoted prices in active markets and categorized within Level 1 of the fair value hierarchy.

Receivables from brokers, dealers and clearing organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for cash deposits.

Income tax

The Company is a limited company under the laws of Ireland and has made the appropriate elections to be considered a disregarded entity for income tax purposes.

3. Related party transactions

Related party transactions may include any transactions between entities under common control, executive officers, the principal owner of the Company, as well as any other person or entity with significant influence over the Company's management or operations. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Through a services agreement, the Company will receive management, administration, marketing, and other support from Nearwater affiliates.

On December 21, 2022, the Company entered into credit agreements (the "Credit Agreements") with Saugatuck Funding Company, LLC (the "Lender"), a wholly owned subsidiary of "Nearwater". The Credit Agreements provide for the Lender to issue loans to the Company in its sole discretion. As of December 31, 2023, the Company did not have any borrowings under either of the Credit Agreements.

4. Net capital requirements

As a security-based swap dealer, the Company is subject to the net capital requirements of the SEC. The Company is required to maintain minimum net capital, as defined under SEC Rule 18a-1, of not less than the greater of $20 million or 2% of the risk margin amount, as defined. The Company's net capital and excess net capital as of December 31, 2023, were $53,565,368 and $33,565,368, respectively.

5. Subsequent events

In January and February 2024, the Company borrowed $624 million under the Credit Agreements.

In January and February 2024, the Company entered into total return swaps with an external counterparty.

Other than disclosed above, the Company has evaluated its subsequent event disclosure through the date that the Company's financial statements were issued and has determined that there are no events that would have a material impact on the financial statements.